April 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Nudrat Salik Jeanne Baker
Re:	Tandem Diabetes Care, Inc. Form 8-K Furnished on February 26, 2025 File No. 001-36189

Dear Ms. Salik & Ms. Baker,

Tandem Diabetes Care, Inc. (the “Company”) respectfully submits its response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission on the Company’s Current Report on Form 8-K contained in the Staff letter dated March 25, 2025. For convenience, the Company has set forth below the Staff’s comment followed by the Company’s response.

Form 8-K Filed February 26, 2025
Exhibit 99.1
Non-GAAP Measures, page 4

1.We note that your presentation of various non-GAAP measures includes an adjustment for Tandem Choice for which you disclose that the accounting treatment for Tandem Choice had a high degree of complexity. Please tell us how you concluded that this adjustment is appropriate and does not result in tailored accounting measures. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation for guidance.

Company Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe including adjustments for its Tandem Choice Program (“Tandem Choice”) in its non-GAAP sales, as well as the other non-GAAP financial measures that incorporated non-GAAP sales, represent individually tailored recognition and measurement methods that are different than those required by GAAP. The Company also notes that Tandem Choice concluded as of December 31, 2024, and consequently, Tandem Choice will not impact any non-GAAP financial measures for the year ending December 31, 2025.

As disclosed in Note 2 Summary of Significant Accounting Policies on page 77 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, in September 2022, the Company launched a technology access program referred to as Tandem Choice, that provided eligible, in-warranty t:slim X2 customers in the United States with the flexibility to obtain the newest hardware platform, Tandem Mobi, once commercially available. Participating customers had the right to purchase the alternative Tandem pump for a fee, referred to as a choice right. The Company determined that the program created a material right for which a portion of each t:slim X2 pump sales transaction price was allocated and deferred.

The Company began selling Tandem Mobi insulin pumps in the first quarter of 2024 and eligibility for Tandem Choice ended in February 2024. Consequently, the Company ceased allocating and deferring a portion of the transaction price for the material right for pumps sold after that date. Eligible customers who purchased a t:slim X2 insulin pump during the program period had until December 31, 2024 to exercise their option to switch to the Tandem Mobi for a stated fee.
12400 High Bluff Drive–›››–San Diego, CA 92130–›››–(858) 366-6900–›››–tandemdiabetes.com

The Company recognized the deferred sales when the obligations under Tandem Choice were satisfied. If a customer elected to participate in the program, the Company recognized upgrade fees received, and the associated cost of goods sold at the time of fulfillment. All remaining deferrals were recognized upon conclusion of the program.

As the result of Tandem Choice, the Company recorded $3.5 million and $25.1 million in sales deferrals for the years ended December 31, 2022 and 2023, respectively, and when including the upgrade fees received, the Company recognized $30.2 million in net revenue for the year ended December 31, 2024. Tandem Choice had no impact on the Company’s cost of sales for the years ended December 31, 2022 and 2023. However, the Company recorded $1.3 million in cost of sales related to pump fulfillment under Tandem Choice for the year ended December 31, 2024.

The Company believes that the impact of Tandem Choice on sales and other financial measures were not representative of the Company’s underlying business operations. The Company provided these non-GAAP financial measures to investors because the Company believes they were important operating performance indicators and facilitated better comparisons of its operating results across the reporting periods. While our business operations during the Tandem Choice program were similar to historical periods, the GAAP accounting treatment created the perception of a material change. For example, including the $30.2 million recognition of GAAP sales deferrals associated with Tandem Choice in 2024 resulted in a 26 percent sales increase compared to an 18 percent increase for non-GAAP sales.

The Company does not believe that the above mentioned non-GAAP financial measures, or the adjustments included in the financial measures, represent “individually tailored accounting measures” as outlined in Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (the C&DIs). Question 100.04 of the C&DIs describes three examples of measures the Staff considers to be individually tailored, all of which involve the use of alternative recognition or measurement principles. However, the non-GAAP presentation excluding Tandem Choice was provided for investors to better understand our ongoing core performance, particularly when compared to prior periods.

The Company therefore believes that its non-GAAP sales, as well as the other non-GAAP financial measures that incorporated non-GAAP sales, are permissible non-GAAP financial measures and do not represent individually tailored accounting measures.

As noted above, Tandem Choice concluded as of December 31, 2024, and consequently Tandem Choice will not impact any non-GAAP financial measures for the year ending December 31, 2025.

If you have any additional questions or require any further information with respect to this response, please contact the undersigned by telephone at (858) 366-6900 or by email at lvosseller@tandemdiabetes.com.

Sincerely,

/s/ Leigh A. Vosseller
Leigh A. Vosseller
Chief Financial Officer
Tandem Diabetes Care, Inc.
12400 High Bluff Drive–›››–San Diego, CA 92130–›››–(858) 366-6900–›››–tandemdiabetes.com

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